SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2007

Kookmin Bank

(Translation of registrant’s name into English)

9-1, 2-Ga, Namdaemun-Ro, Jung-Gu, Seoul, Korea 100-703

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F        X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

ON MARCH 7, 2007, KOOKMIN BANK FURNISHED A PUBLIC NOTICE REGARDING THE CONVOCATION OF ITS GENERAL MEETING OF SHAREHOLDERS FOR THE FISCAL YEAR 2006.

THE AGENDA FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS TO BE HELD ON MARCH 23, 2007 WAS ALSO RELEASED THROUGH THE TWO KOREAN DAILY NEWSPAPERS, AND THE DETAILED CONTENTS OF SUCH AGENDA ARE ALSO CURRENTLY BEING DISTRIBUTED TO SHAREHOLDERS OF KOOKMIN BANK FOR THEIR REFERENCE AS THEY EXERCISE THEIR VOTING RIGHTS.

AGENDUM 1. APPROVAL OF NON-CONSOLIDATED FINANCIAL STATEMENTS (BALANCE SHEET, INCOME STATEMENT AND STATEMENT OF APPROPRIATION OF RETAINED EARNINGS) FOR THE FISCAL YEAR 2006	3

AGENDUM 2. APPOINTMENT OF DIRECTORS	4

AGENDUM 3. APPOINTMENT OF CANDIDATES FOR THE MEMBERS OF THE AUDIT COMMITTEE, WHO ARE NON-EXECUTIVE DIRECTORS	5

AGENDUM 4. APPROVAL OF PREVIOUSLY GRANTED STOCK OPTIONS	6

AGENDUM 5. GRANT OF STOCK OPTIONS	10

Agenda for Annual General Meeting of

Shareholders for the Fiscal Year 2006

AGENDUM 1. APPROVAL OF NON-CONSOLIDATED FINANCIAL STATEMENTS (BALANCE SHEET, INCOME STATEMENT AND STATEMENT OF APPROPRIATION OF RETAINED EARNINGS) FOR THE FISCAL YEAR 2006

Please find the following Exhibits attached to this document:

Exhibit Index
99.1	Non-consolidated Balance Sheet as of December 31, 2006 and 2005

99.2	Non-consolidated Income Statement for the Year Ended December 31, 2006 and 2005

99.3	Non-consolidated Statement of Appropriation of Retained Earnings for the Year Ended December 31, 2006 and 2005

AGENDUM 2. APPOINTMENT OF DIRECTORS

List of Non-Executive Director Nominees

Name (Date of Birth)	Current Position	Education	Career	Relationship with the largest shareholder	Transactions with the Bank during the past 3 years
Jacques P.M. Kemp (Newly appointed) (05/15/1949)	CEO of ING Insurance Asia/Pacific	• Higher Economic School, Rotterdam • International Senior Management Program at Harvard Univ. • MBA, Univ. of Chicago	• General Manager for ING Bank Brazil • Chairman of ING Bank International • Global Head e-Business for ING Group • CEO of ING Insurance Asia/Pacific	None	None

AGENDUM 3. APPOINTMENT OF CANDIDATES FOR THE MEMBERS OF THE AUDIT COMMITTEE WHO ARE NON-EXECUTIVE DIRECTORS

Name (Date of Birth)	Current Position	Education	Career	Relationship with the largest shareholder	Transactions with the Bank during the past 3 years
Kee Young Chung (Reappointed) (09/07/1948)	Professor, Accounting Keimyung Univ. (C.P.A)	• Ph.D. in Accounting, Univ. of Texas, Austin • M.A. in Business, Seoul Nat’l Univ. • B.A. in Business, Seoul Nat’l Univ.	• Non-executive Director, LG Corporation • President, Korea Accounting Institute • Chairman, Korea Accounting Association • Member, Examination Committee, FSS	None	None

Dam Cho (Reappointed) (08/01/1952)	Professor, Chonnam Nat’l Univ.	• Ph.D. in Finance, Korea Univ. • M.S in Business Administration, Korea Univ. • B.A. in Business Administration, Korea Univ.	• President, Korean Financial Management Association • Lecturer, Hongik Univ.	None	None

Bo Kyung Byun (Reappointed) (08/09/1953)	CEO, Kolon I’Networks Co., Ltd.	• B.S. in Mechanical Engineering, Seoul Nat’l Univ.	• CEO, LG-IBM PC Co., Ltd. • Managing Director, IBM Korea	None	None

Baek In Cha (Newly appointed) (07/23/1958)	Senior Research Fellow, Korea Institute of Finance	• Ph.D. in Economics, Univ. of Minnesota • B.A. in Economics, Seoul Nat’l Univ.	• Director of Research, Vice President, KIF • Professor, Economics & Finance, Hong Kong City Univ. • Professor, Economics, Univ. of Texas	None	None

AGENDUM 4. APPROVAL OF PREVIOUSLY GRANTED STOCK OPTIONS

On each of February 8, 2007, and October 27 and April 28, 2006, the Board of Directors of Kookmin Bank resolved to grant stock options to senior executive vice presidents, executive vice presidents, heads of regional head offices and the head of research center of the Bank.

Pursuant to Article 13 of the Articles of Incorporation, these resolutions by the Board are subject to the approval at the first General Meeting of Shareholders convocated after the date of grant.

The purpose of these stock option grants is i) to derive better performance by relating performance and compensation in order to elevate shareholder value, and ii) to motivate our management towards meeting internal business targets and conducting responsible management practices. The methods through which we may grant these stock options are provided in more detail below.

1. List of Grantees, Number of Stock Options and Date of Grant

Date of Grant	Grantees		Number of Shares[1]		Offering Structure	Remarks
	Title	Name
February 8, 2007	Senior EVP	Dong Su Yeo Hyeog Kwan Kwon Jeung Ho Lee	30,000 (10,000 each	)	Granted over 1 year	Index – Linked Stock Options
		Kyoung Woo Nam	45,000		Granted over 3 years
	EVP	Gi Eui Choi Chung Wook Kim Kyung Hak Lee Jae Gon Kim Heung Un Kim Woo Shick Lee	810,000 (30,000 each	)

	Head of Corporate Regional Head Office	Young Hwan Sohn Young Gu Joo Han Ok Kim Yong Shin Kim

[1]	The shares referenced in the table are common shares

Date of Grant	Grantees		Number of Shares[1]	Offering Structure	Remarks
	Title	Name
Head of Consumer Regional Head Office	Kyung Gu Lee
Kyun Shin
Hwa Jung Kim
Tae Sung Hwang
Myung Heun You
Nam Cheol Shin
In Byung Park
Kun Soo Kang
Kwang Won Jee
Youn Dong Kim
Chan Bon Park
Jong Bum Kim
Byong Duk Min
Hye Seok Seo
Bou Hwan Sim
Yong Soo Seok
		Sang Hun Choi
	Subtotal: 31 people		885,000
October 27, 2006	Head of Research Center	Dong Hyun Ji	20,000	Granted over 2 years	Index - Linked Stock Options
April 28, 2006	Head of Consumer Regional Head Office	Young Mo Lee	30,000	Granted over 3 years
	Subtotal: 2 people		50,000
	Total: 33 people		935,000

2. Method of Exercise

Kookmin Bank may respond to a grantee’s exercise of his or her stock options by choosing one of the following:

-	issuing him or her new common shares,

-	delivering him or her treasury shares (which will be common shares), or

-	giving him or her cash or treasury shares, the value of which is equivalent to the difference between the exercise price and the market price.

3. Exercise Price

Exercise price = ( Base Price ) Won x (1 + TRS of the three major competitors x 0.4)

(1) Rounded up to the nearest 100 Won.

(2) ( Base Price ) Won is the arithmetic mean of the following three numbers: the sum of the daily closing price multiplied by the daily trading volume divided by the daily trading volume for the common shares during each of the following periods: (i) two months prior to, but excluding, the grant date; (ii) one month prior to, but excluding, the grant date; and (iii) one week prior to, but excluding, the grant date.

Base Price

Date of Grant	( Base Price ) Won
February 8, 2007	77,100

October 27, 2006	76,600

April 28, 2006	81,900

(3) TRS of the three major competitors shall mean (the sum of each of the three major competitor’s Total Market Cap at the expected exercise price confirmation date less the sum of each of the three major competitor’s Total Market Cap at the grant date) divided by the sum of each of the three major competitor’s Total Market Cap at the grant date.

Total Market Cap at the expected exercise price confirmation date shall mean the “expected exercise price confirmation date closing price” multiplied by the number of outstanding shares as of the expected exercise price confirmation date. The “expected exercise price confirmation date closing price” shall be the arithmetic mean of the following three numbers: the sum of the daily closing price multiplied by the daily trading volume divided by the daily trading volume for the common shares during each of the following periods: (i) two months prior to, but excluding, the expected exercise price confirmation date; (ii) one month prior to, but excluding, the expected exercise price confirmation date; and (iii) one week prior to, but excluding, the expected exercise price confirmation date.

Total Market Cap at the grant date shall mean the “grant date closing price” multiplied by the number of outstanding shares as of the grant date. The “grant date closing price” shall be the arithmetic mean of the following three numbers: the sum of the daily closing price multiplied by the daily trading volume divided by the daily trading volume for the common shares during each of the following periods: (i) two months prior to, but excluding, the grant date; (ii) one month prior to, but excluding, the grant date; and (iii) one week prior to, but excluding, the grant date.

(4) Three major competitors shall mean the Shinhan Financial Group, Hana Financial Group and Woori Financial Group.

(5) In the event of (i) a grantee’s early retirement, the day before such retirement date or (ii) the expected exercise price confirmation date falling on a holiday, the day before such holiday, each such day shall be deemed the expected exercise price confirmation date.

(6) If the growth rate of the three major competitors’ Total Market Cap is negative, the exercise price shall be ( Base Price ) Won.

4. Exercise Period

Date of Grant	Exercise Period
February 8, 2007	From February 9, 2010 to February 8, 2015

October 27, 2006	From October 28, 2009 to October 27, 2014

April 28, 2006	From April 29, 2009 to April 28,2014

5. Adjustment to Exercise Price and Number of Stock Options

In the event that there is a capital increase, stock dividend, stock split, reverse stock split, merger or consolidation, or a decrease in number of outstanding shares due to capital reduction, redemption of stock using retained earnings or redemption of redeemable stock, and such event requires an adjustment in the exercise price or number of exercisable shares pursuant to these stock option grants, then such adjustment shall be made in accordance with a resolution passed by our board of directors.

6. Adjustment Following Resignation

If any grantee resigns or ceases his/her office before completing his/her term but after the conditions for exercising his/her stock options have been satisfied, such grantee may exercise his/her options, adjusted pursuant to the formula below and rounded down to the nearest whole share.

Formula

Exercisable number of shares shall mean the number of shares granted by the stock option grant multiplied by the number of days at work after the stock option grant divided by the number of days in the granting period(1 ~ 3 yrs).

7. Effective Date: Resolution Date of Board of Directors

Date of Grant	Effective Date
February 8, 2007	February 8, 2007

October 27, 2006	October 27, 2006

April 28, 2006	April 28, 2006

AGENDUM 5. GRANT OF STOCK OPTIONS

On February 8, 2007, the board of directors of Kookmin Bank resolved to present the following stock option grant plan for approval at the general meeting of shareholders scheduled on March 23, 2007.

The purpose of these stock option grants is to derive better performance by relating performance and compensation in order to elevate shareholder value. The methods through which we may grant these stock options are provided in more detail below.

1. List of Grantees and the Stock Option Details

Title	Name	Number of Shares[1]	Note
Non-Executive Director	Jacques P. M. Kemp	30,000	Granted over 3 yrs

Conditional Grant of Stock Option

Title	Name	Additional Shares to be Granted[2]	Note
Non-Executive Directors	Doo Hwan Song	5,000	Granted over 1 yr
	Chang Kyu Lee	5,000
	Dam Cho	5,000
	Nobuya Takasugi	5,000

	Kee Young Chung	10,000	Granted over 2 yrs
	Bo Kyung Byun	10,000
	Baek In Cha	10,000

	Jacques P. M. Kemp	15,000	Granted over 3 yrs

2. Grant Date: March 23, 2007

[1]	The shares referenced are common shares.
[2]

If a non-executive director is appointed as the chairman of our board at a subsequent board meeting after the general meeting of shareholders, such director will be granted additional stock options entitling him or her to receive additional shares equal to the amount set forth opposite his or her name. Such additional amount will be adjusted pursuant to the tenure of non-executive directors. If the present chairman is reappointed, no additional stock options will be granted.

3. Exercise Price

Exercise price = (            ) Won x (1 + TRS of the three major competitors x 0.4)

(1) Rounded up to the nearest 100 Won.

(2) (            ) Won is the arithmetic mean of the following three numbers: the sum of the daily closing price multiplied by the daily trading volume divided by the daily trading volume for the common shares during each of the following periods: (i) two months prior to, but excluding, the grant date; (ii) one month prior to, but excluding, the grant date; and (iii) one week prior to, but excluding, the grant date.

(3) TRS of the three major competitors shall mean (the sum of each of the three major competitor’s Total Market Cap at the expected exercise price confirmation date less the sum of each of the three major competitor’s Total Market Cap at the grant date) divided by the sum of each of the three major competitor’s Total Market Cap at the grant date.

Total Market Cap at the expected exercise price confirmation date shall mean the “expected exercise price confirmation date closing price” multiplied by the number of outstanding shares as of the expected exercise price confirmation date. The “expected exercise price confirmation date closing price” shall be the arithmetic mean of the following three numbers: the sum of the daily closing price multiplied by the daily trading volume divided by the daily trading volume for the common shares during each of the following periods: (i) two months prior to, but excluding, the expected exercise price confirmation date; (ii) one month prior to, but excluding, the expected exercise price confirmation date; and (iii) one week prior to, but excluding, the expected exercise price confirmation date.

Total Market Cap at the grant date shall mean the “grant date closing price” multiplied by the number of outstanding shares as of the grant date. The “grant date closing price” shall be the arithmetic mean of the following three numbers: the sum of the daily closing price multiplied by the daily trading volume divided by the daily trading volume for the common shares during each of the following periods: (i) two months prior to, but excluding, the grant date; (ii) one month prior to, but excluding, the grant date; and (iii) one week prior to, but excluding, the grant date.

(4) Three major competitors shall mean the Shinhan Financial Group, Hana Financial Group and Woori Financial Group.

(5) In the event of (i) a grantee’s early retirement, the day before such retirement date or (ii) the expected exercise price confirmation date falling on a holiday, the day before such holiday, each such day shall be deemed the expected exercise price confirmation date.

(6) If the growth rate of the three major competitors’ Total Market Cap is negative, the exercise price shall be (            ) Won.

4. Method of Exercise

Kookmin Bank may respond to a grantee’s exercise of his or her stock options by choosing one of the following:

-	issuing him or her new common shares,

-	delivering him or her treasury shares (which will be common shares), or

-	giving him or her cash or treasury shares, the value of which is equivalent to the difference between the exercise price and the market price.

5. Exercise Period: From March 24, 2010 to March 23, 2015

6. Adjustment to Exercise Price and Number of Stock Options

In the event that there is a capital increase, stock dividend, stock split, reverse stock split, merger or consolidation, or a decrease in number of outstanding shares due to capital reduction, redemption of stock using retained earnings or redemption of redeemable stock, and such event requires an adjustment in the exercise price or number of exercisable shares pursuant to these stock option grants, then such adjustment shall be made in accordance with a resolution passed by our board of directors.

7. Adjustment Following Resignation

If any grantee resigns or ceases his/her office before completing his/her term but after the conditions for exercising his/her stock options have been satisfied, such grantee may exercise his/her options, adjusted pursuant to the formula below and rounded down to the nearest whole share.

Formula

Exercisable number of shares shall mean the number of shares granted by the stock option grant multiplied by the number of days at work after the stock option grant divided by the number of days in the granting period(1 ~ 3 yrs).

8. Effective Date: March 23, 2007

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kookmin Bank
(Registrant)

Date: March 7, 2007	By:	/s/ Kap Shin
(Signature)
	Name:	Kap Shin
	Title:	CFO / Senior EVP
Executive Director